UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           Lanbo Financial Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   51507N 10 0
                                 (CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 3, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 7 Pages)

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No.  51507N 10 0                 13D                     Page 2 of 7 Pages
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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Pingji Lu
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  |_|
                                                                    (b)  |_|
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
            OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)
                                                                         |_|
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

            People's Republic of China
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NUMBER OF                7       SOLE VOTING POWER
SHARES
BENEFICIALLY                     17,206,714
OWNED BY                 -------------------------------------------------------
EACH                     8       SHARED VOTING POWER
REPORTING
PERSON WITH
                         -------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER

                                 17,206,714
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,206,714
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.18%
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14        TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


Item 1.      Security and Issuer.

This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Lanbo Financial Group, Inc. (f/k/a Micro Interconnect Technology, Inc.), a Nevada corporation (the "Company"). The address of the Company's principal executive office is c/o West Windsor Professional Corporation, 51 Everett Drive, Suite A-20, #B, West Windsor, NJ 08550.

Item 2.      Identity and Background.

             (a) This Schedule 13D is filed by Pinji Lu.

             (b) Mr. Lu's business address is c/o Lanbo Financial Company Group,
                 Ltd., 6 Youyi Donglu, Xinxing Hanyuan, Xi'an, P.R. China
                 710054.

             (c) Mr. Lu is the Chairman and Chief Executive Officer of the
                 Company. The Company is principally engaged in the business of constructing, developing and selling residential real estate units in the PRC.

             (d) During the past five years, Mr. Lu has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

             (e) During the past five years, Mr. Lu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Mr. Lu is a citizen of the People's Republic of China.

Item 3.  Source and Amount of Funds and Other Consideration.

         4,061,571 shares (the "Shares") of the Company were issued to Mr. Lu, and 13,145,143 shares of the Company were issued to certain stockholders of Lanbo Financial Investment Company Group, Ltd., a corporation incorporated under the laws of the British Virgin Islands ("Lanbo-BVI"). Mr. Lu as Voting Trustee, pursuant to that certain Voting Trust Agreement, by and among Mr. Lu, as Voting Trustee, and beneficial stockholders of Lanbo-BVI, dated September 28, 2004, has sole investment and voting power over their shares. The shares of the Company were issued in exchange for the transfer and assignment of 1,440,504 shares and 4,662,144 shares, respectively, of Lanbo-BVI, pursuant to the terms of a Share Exchange Agreement, dated September 29, 2004, and amended on October 18, 2004 (the "Share Exchange").

Item 4.  Purpose of Transaction.

         Mr. Lu acquired the Shares in exchange for his shares of Lanbo-BVI pursuant to the Share Exchange.

         Mr. Lu does not have any plans or proposals which relate to or would result in:
         (a) the acquisition by any person of additional securities of the Company;
         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         (e) any material change in the present capitalization or dividend policy of the Company;
         (f) any other material change in the Company's business or corporate structure;
         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;
         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
         (j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

         (a) Mr. Lu is the beneficial owner of an aggregate of 17,206,714 shares of Common Stock, representing approximately 48.18% of the total issued and outstanding shares of Common Stock. Mr. Lu is the beneficial owner of 4,061,571, individually, and as Voting Trustee, he is the beneficial owner of 13,145,143 shares of Common Stock.

         (b) Mr. Lu has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 4,061,571 shares of Common Stock owned by him individually, and the 13, 145,143 shares beneficially owned by him as Voting Trustee.

         (c) Other than the acquisition of the shares as reported in this
Schedule 13D, Mr. Lu has not effected any transactions in the Common Stock of the Company in the past 60 days.

         (d) To the knowledge of Mr. Lu, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually. The stockholders who are signatories to the Voting Trust Agreement have the right to receive dividends from, and proceeds from the sale of the shares owned by them.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Each of the stockholders of Lanbo-BVI and Mr. Lu executed and delivered a Voting Trust Agreement, entered into as of September 28, 2004. Pursuant to the terms of the Voting Trust Agreement, each stockholder delivered their shares of Lanbo-BVI to Mr. Lu, as the voting trustee, to be held by him until their payment of certain notes with respect to their respective capital contributions for the Lanbo-BVI shares have been satisfied. Under the agreement, Mr. Lu possesses and is entitled to exercise all of the Lanbo-BVI stockholders' rights, including the right to vote and take part in, or consent to, any action of the stockholders, and the right to dispose of any Lanbo-BVI shares. The agreement provides that, if Mr. Lu, as voting trustee, exchanged all or a portion of the Lanbo-BVI shares for the securities of any other entity, such replacement securities would become the property of his trust and held under the terms of the Voting Trust Agreement by Mr. Lu, as voting trustee. In accordance with the agreement, the shares of the Registrant issued in exchange for the Lanbo-BVI shares held in trust are held by Mr. Lu.

      In connection with the transactions contemplated by the Share Exchange, the Company, the stockholders of Lanbo-BVI and stockholders entitled to receive Common Stock in the Share Exchange (collectively, the "Stockholders") and Keating Reverse Merger Fund, LLC entered into a Voting Agreement, dated as of

November 3, 2004. Pursuant to the terms of the voting agreement for the one year period following the closing, the KRM Fund shall have the right to nominate one director to the Company's board and each Stockholder agrees to vote all of their shares of Common Stock as may be necessary to elect that director during the one year period following closing. Each of the Stockholders appointed Timothy J. Keating, as their proxy to vote all of their shares in his sole discretion to secure each stockholders' obligation to vote in accordance with the voting agreement.

Item 7. Materials to be Filed as Exhibits.

(1)  Share Exchange Agreement, dated September 29, 2004*
(2)  Amendment to Share Exchange Agreement, dated October 28, 2004**
(3)  Voting Trust Agreement, dated September 28, 2004
(4)  Voting Agreement, dated November 3, 2004

* Included in Current Report on Form 8-K filed by Micro Interconnect Technology, Inc. on September 22, 2004, and incorporated by reference herein.
** Included in Currrent Report on Form 8-K filed by Micro Interconnect Technology, Inc. on October 20, 2004, and incorporated by reference herein.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 29, 2004              By: /s/ Pingji Lu
                                           -------------------
                                           Name:  Pingji Lu

                                  EXHIBIT INDEX

(1)   Share Exchange Agreement, dated September 29, 2004*
(2)   Amendment to Share Exchange Agreement, dated October 28, 2004**
(3)   Voting Trust Agreement, dated September 28, 2004
(4)   Voting Agreement, dated November 3, 2004

* Included in Current Report on Form 8-K filed by Micro Interconnect Technology, Inc. on September 22, 2004, and incorporated by reference herein.
** Included in Currrent Report on Form 8-K filed by Micro Interconnect Technology, Inc. on October 20, 2004, and incorporated by reference herein.